Exhibit 99.1

Neptune Wellness Solutions' Cannabis Brand, PanHash™, is Now Available in Quebec

Expansion into Quebec broadens Neptune's distribution to more than 80% of Canada's total addressable market

LAVAL, QC, May 27, 2021 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated company, today announced the launch of PanHash™ in Quebec.

PanHash™, Neptune's cannabis brand specifically developed to reflect Neptune's Quebec roots and heritage, is launching two products with a high concentration of CBD: a cannabis oil and capsules. These products are produced using the Company's proprietary cold ethanol extraction process, which consumes significantly less energy than traditional CO2 extraction, preserving a high concentration of the plant's terpenes.

Neptune cannabis products are available for adult-use in Alberta, British Columbia and Ontario. With the launch of PanHash in Quebec, Neptune's PanHash™ and Mood Ring™ products may be sold in up to 1,600 locations throughout Canada and broadens distribution to more than 80% of Canada's total addressable market for legal cannabis.

Michael Cammarata, Neptune's President and Chief Executive Officer, stated, "Entrance into Quebec, one of Canada's most populated provinces, is an important milestone in the expansion of our cannabis consumer packaged goods product lines. Our team remains committed to working closely with growers and distribution partners who share the same core values of sustainability, responsibility, and excellence to continue providing consumers with the safest and highest quality products available."

For more information, visit www.neptunecorp.com/.

ABOUT NEPTUNE WELLNESS SOLUTIONS INC.
Neptune Wellness Solutions is a diversified and fully integrated health and wellness company. With a mission to redefine health and wellness, Neptune is focused on building a broad portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify innovation opportunities, quickly adapt to consumer preferences and demand, and bring new products to market through its mass retail partners and e-commerce channels. Leveraging decades of expertise in extraction and product formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to business customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods. The Company has a strong position in cannabis and hemp with research, development and commercialization focused on the use of cannabinoids in household products to make them safer, healthier and more effective. Neptune's corporate headquarters is located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec, and a 24,000 square-foot facility located in North Carolina. For additional information, please visit: https://neptunecorp.com/.

FORWARD LOOKING STATEMENTS
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "projects," "anticipates," "will," "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors."

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

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CO: Neptune Wellness Solutions Inc.

CNW 07:00e 27-MAY-21